TMX TSX TRUST

Notice-and-Access

The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials including management information circulars, as well as annual financial statements and management's discussion and analysis on a website in addition to SEDAR+. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period.

MICROMEM TECHNOLOGIES INC has elected to utilize notice-and-access and provide you with the following information:
Meeting Date and Time: April 22, 2024 10:00 AM Canada/Eastern Standard
Meeting Location: Virtual via Zoom Meeting ID Number 896 4360 2794 https://us06web.zoom.us/meeting/register/tZ0rc-qurjktE9DZW6F_3b_d8nq1INv45I4X
Meeting materials are available electronically at www.sedarplus.ca and also at https://docs.tsxtrust.com/2410.

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, please call 1-866-600-5869 or email tsxtis@tmx.com. In order to receive a paper copy in time to vote before the Meeting, your request should be received by April 11, 2024.

Please follow the instructions accompanying the Voting Instruction Form you receive with respect to returning it.

Disclosure regarding matters to be voted on may be found in the following Sections of the Information Circular.

1. ELECTION OF DIRECTORS
2. APPOINTMENT OF AUDITOR

You should review the Information Circular before voting.

(Detach and Retain top for your records)

Request for Financial Statements

MICROMEM TECHNOLOGIES INC
(Corporation)
2024

In accordance with National Instrument 51-102 - Continuous Disclosure Obligations, registered and beneficial securityholders may elect annually to receive a copy of our annual financial statements and corresponding management's discussion and analysis ("MD&A") or interim financial statements and the corresponding MD&A, or both.

IF YOU WISH TO RECEIVE THESE DOCUMENTS BY MAIL, PLEASE DETACH THIS PORTION AND RETURN THIS COMPLETED FORM TO:

TSX Trust Company
301 - 100 Adelaide Street West
Toronto ON M5H 4H1
or fax to 416-595-9593

Rather than receiving the financial statements by mail, you may choose to view these documents on the SEDAR+ website at www.sedarplus.ca.

I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Corporation, and as such, request that my name be placed on the Corporation's Mailing List in respect to its annual and/or interim financial statements and the corresponding MD&A for the current financial year.

Please send me:

☐ **Annual Financial Statements with MD&A**

☐ **Interim Financial Statements with MD&A**

☐ **Check this box if you wish to receive the selected financial statements electronically and print your email address below**

By providing my email address, I hereby acknowledge and consent to all provisions outlined in the following: https://www.tsxtrust.com/consent-to-electronic-delivery?lang=en

FIRST NAME	LAST NAME	
ADDRESS	CITY	
PROVINCE/STATE	POSTAL/ZIP CODE	COUNTRY
E-MAIL	Signature of Security holder	DATE (MM/DD/YYYY)